

TVA

Tennessee Valley Authority, 400 West Summit Hill Drive, Knoxville, Tennessee 37902-1401

MAR 21 2007

Peggy Kim, Esq.
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re: Tennessee Valley Authority – Form 10-K for the fiscal year ended September 30, 2006 – Filed December 15, 2006 – File No. 0-52313

Dear Ms. Kim:

This confirms our March 20, 2007 conversation about the above-referenced matter.

TVA will respond to the items raised in H. Christopher Owings's March 12, 2007 letter as soon as possible, even though TVA will not be able to respond to them within ten business days.

Please call me at 865-632-7778 if you have any questions.

Thank you for your assistance.

Sincerely yours,

Michael L. Wills

Michael L. Wills
Assistant General Counsel, Finance

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